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                             [Letterhead]


June 17, 1996

Wind River Systems, Inc.
1010 Atlantic Avenue
Alameda, California  94501

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Wind River Systems, Inc. (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission covering the offering of up to 3,795,000 shares, including 495,000 shares subject to the Underwriters' over-allotment option, of the Company's Common Stock, $.001 par value, (the "Shares").

In connection with this opinion, we have examined the Registration Statement and related Prospectus, your Certificate of Incorporation and By-laws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof, and that the Shares will be sold at a price approved by the Pricing Committee of the Board of Directors.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Registration Statement and related Prospectus, will be validly issued, fully paid and nonassessable.

We consent to the reference to our firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD CASTRO
HUDDLESON & TATUM

/s/ Andrea Vachss

Andrea Vachss